INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

March 31, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the RWN3 Conservative Allocation Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on March 1, 2010, for the RWN3 Conservative Allocation Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 86 filed concurrently with this correspondence.

Prospectus

1.	Table of Contents – Delete sentence regarding RWN3 LLC being the “Advisor” to the Fund. The Fund may move the sentence to the cover page, if desired.

RESPONSE: Sentence deleted from Table of Contents.

2.	Shareholder Fees on Page 3 – Delete footnote regarding redemption fee and disclose redemption fee in a parenthetical next to the caption “redemption fee” in the table.

RESPONSE: Change updated in Prospectus.

3.	Principal Investment Strategies on Page 4 –

A.	Regarding the debt component, provide information on expected maturity range.

RESPONSE:  The following has been added to the “Principal Investment Strategies”:

“There is no limit on the maturity of any security held by the Fund.”

B.	Regarding equity component, provide a brief description on how the stocks will be selected.

RESPONSE:  The following has been added to the “Principal Investment Strategies”:

“With respect to the equity component of its portfolio, the Fund generally invests in U.S. equity securities, particularly in common stocks of large-, mid-, and small-capitalization companies.  The advisor examines these companies for relative values using fundamental analysis, and invests in both growth and value oriented stocks.”

C.	Regarding assets allocation, provide some indication of the strategy that would fluctuate the asset allocations.

RESPONSE:  The following has been added to the “Principal Investment Strategies”:

“Allocations may vary for a variety of reasons. For instance, more favorable investment opportunities may be available in a particular category, or the value of investments in one category may have increased in value while the value of investments in another category may have declined.”

4.
Principal Investment Strategies on Page 7 – 2nd paragraph after table, 2nd sentence.  Clarify components for the equity securities.  In addition, refer to the above in comment number 3, apply as necessary.

RESPONSE:  The disclosure from comment number 3 have been applied.  The sentence has been modified as underlined below:

“Among other factors, the composition of investments in the sub-classes may be based on the following: maturity, security type, or credit rating for debt securities; and market capitalization, relative values, or economic sector for equity securities.”

5.	Redeeming Shares by Telephone on Page 17 – Add that wire and overnight check delivery have a charge to the Shareholder Fees on Page 3.

RESPONSE: Change updated in Prospectus.

SAI

6.      Add Ticker Symbol to SAI cover

RESPONSE: Ticker symbol has been added.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili

Joy Ausili
Investment Managers Series Trust
Treasurer
626-914-1360